PACCAR Financial

February 15, 2012

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Financial Corp.
December 31, 2010 Form 10-K
Filed March 1, 2011
June 30, 2011 Form 10-Q
Filed August 8, 2011
September 30, 2011 Form 10-Q
Filed November 7, 2011
Response Dated November 1, 2011
File Number: 001-11677

Dear Mr. Nolan:

This letter is in response to the Staff’s comments as set forth in your letter dated December 23, 2011, regarding PACCAR Financial Corp.’s and PACCAR Inc’s Form 10-Ks and Form 10-Qs and PACCAR Inc’s responses to SEC comment letters in 2010 and 2011. For convenience, each of your letter’s comments has been reproduced in italics. In the responses below, “PFC” refers to PACCAR Financial Corp. and “the Company” refers to PACCAR Inc.

June 30, 2011 Form 10-Q

Note B – Finance and Other Receivables, page 7

1.	We note your response to comment 2c in your letter dated November 1, 2011 in which you indicate that you have only modified accounts that were expected to fully pay all contractual amounts due, including accrued interest during the period of delay. Please clarify for us the facts and circumstances in which an account is granted a short term extension in which you expect to receive all contractual amounts due but is considered impaired with impairment measured under ASC 310-10.

Response:

The circumstances where an account would be granted an extension of three months or less and be impaired at the time of modification occur when such extensions are granted to customers that are already more than ninety days past due at the time of modification. These situations are very rare since a customer more than ninety days past due usually requires an extension for more than three months. During the nine months ended September 30, 2011, the Company had one such instance totaling $ .01 million. Consistent with its normal practice, the Company provides short term extensions for accounts that are expected to fully pay all contractual amounts due, including accrued interest during the period of delay; otherwise the Company will repossess the collateral.

When these modifications are made, it is the Company’s practice to continue to classify these receivables as impaired until the customer makes three consecutive monthly full payments after the modification. During this period, such accounts are considered to be an impaired receivable with impairment measured under ASC 310-10.

2.	We note your response to comments 4 and 5 in your letter dated November 1, 2011.

a.	In response to comment 5b, you indicate that you believe switching to a policy of using quoted interest rates from a three month period as opposed to a one month period in determining the market rate of interest used in your TDR assessment is a more representational comparison of market interest rates. Please explain to us why you believe using three months of data is more representational of market interest rates at the time of a modification. Also explain to us the impact on the calculated interest rates for 2011 for C and D customers from using the past three months as compared to using the most recent month.

Response:

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b.	In response to comment 5b, you indicate that you believe switching to a policy of using one standard deviation as opposed to two standard deviations in assessing whether a modified interest rate is at market is a more representational comparison of market interest rates. Please explain to us why you believe using one standard deviation is more representational of market interest rates at the time of a modification. Also explain to us the impact on the range of market interest rates for 2011 from using one standard deviation as compared to using two standard deviations.

Response:

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c.	We note you use interest rates charged for new equipment lending transactions in determining the market rate of interest used in your TDR assessment. Please tell us why you use interest rates for new equipment as compared to used equipment since the equipment serving as collateral in the modified transaction is used. Please tell us if you have a different matrix pricing structure for lending transactions with used equipment versus new equipment serving as collateral. If so, explain to us the relevant differences and specifically tell us whether the interest rates charged are higher for used lending transactions for customers with the same credit score.

Response:

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d.	We note you use quoted interest rates on transactions lost to competition in determining the market rate of interest used in your TDR assessment. Please tell us why you believe these rates are relevant since they do not represent a lending transaction that occurred in the market place.

Response:

To clarify our prior response, the Company does not use quoted interest rates on transactions lost to competition in determining the market rate of interest used in the Company’s TDR assessment. In evaluating the appropriate interest rates to quote for prospective lending transactions, the Company’s management considers the amount of business lost to competition, including business lost due to non-competitive interest rates. Business lost due to interest rates may indicate that the Company’s quoted interest rates are too high. Accordingly, the Company considers this information in determining the rates it offers customers.

e.	Please provide us the interest rate range in your matrix pricing structure and any other relevant pricing information, credit scoring information and underwriting standards related to customers receiving the lowest credit score. Specifically tell us if customers must meet minimum underwriting standards or whether you will lend to all potential customers. Also, tell us the actual range of interest rates quoted to D customers during 2011.

Response:

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f.	If you have minimum underwriting standards for new customers, please tell us if you had any credit modifications not classified as TDRs that did not meet the minimum underwriting standards. If so, explain how you determined that the interest rates offered were market rate considering that your new customers were not of equivalent credit quality.

Response:

The Company’s credit modifications of existing customers that no longer met minimum underwriting standards were classified as TDRs. When the Company has granted a credit modification to such an account, the account is considered a TDR since the customer would not be able to obtain financing in the ordinary course of business. As noted in the response to 2 e. above, the Company does not lend to applicants that do not meet minimum underwriting standards.

g.	Please provide us an analysis that includes the following information:

i.	the number of credit modifications by updated credit score for each month in 2011.

Response:

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ii.	the calculated market interest rate used in your TDR analysis for each month in 2011 for C and D customers (assuming that most updated credit scores resulted in C and D grades).

Response:

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iii.	the interest rates noted in ii. above excluding quoted interest rates on transactions lost to competition.

Response:

Quoted interest rates on transactions lost to competition are not included in the calculation of market interest rates. Accordingly, the information noted in comment 2. g. ii above is the only information the Company maintains.

iv.	the range of interest rates within one standard deviation for each of the interest rates included in ii. above.

Response:

The range of interest rates within one standard deviation for each of the interest rates included in ii. above is shown in Attachment 2.

h.	Please provide us a quantitative and qualitative analysis that supports your policy that modified interest rates within one standard deviation of comparable new business rates represents a market interest rate.

Response:

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i.	Please tell us the number of credit modifications in 2011 in which the interest rate increased, decreased, and stayed the same as compared to the existing contract.

Response:

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3.	We note your response to comment 10 in your letter dated November 1, 2011. When the impact of classifying delinquent customer balances as current upon modification is significant, please discuss this impact on your delinquency statistics and trends.

Response:

Starting with the third quarter 2011 Form 10-Q filing, the Company and PFC began disclosing the impact of classifying past due customer balances as current upon modification on 30+ days past due statistics. In the third quarter Form 10-Q, the Company’s disclosure was on pages 36 and 37 and for PFC the disclosure was on page 24. In future filings, the Company will continue to discuss the impact of classifying past due customer balances as current upon modification on 30+ days past due statistics and trends when the impact is significant, including the impact on comparable periods.

4.	We note your response to comment 11 in your letter dated November 1, 2011. You state that you pool modified receivables, not determined to be impaired (including those that are TDRs) with non-modified receivables. Please clarify this statement since all TDRs are considered to be impaired. Refer to ASC 310-40-35-10. Also, clarify if you pool TDRs and non-TDRs in measuring impairment. If you do, please explain to us how this accounting policy is consistent with the guidance in ASC 310-10-35-21 which states that impaired loans may be aggregated with other impaired loans.

Response:

The Company considers all TDRs to be impaired receivables and measures impairment under ASC 310-10-35. The Company separately measures the impairment on individually insignificant TDRs under a pooled approach in accordance with ASC 310-10-35-21 with other impaired receivables with common risk characteristics. The Company does not aggregate TDRs and non-TDRs when measuring impairment.

5.	We note your response to comment 11 in your letter dated November 1, 2011. You state that you believe modified and non-modified loans have substantially similar credit risk characteristics and that you have a history of collecting approximately 94% of the balance of modified receivables which is similar to the approximately 98% results for non-modified receivables. We do not believe the qualitative and quantitative analysis provided adequately supports your assertion that modified receivables have similar credit risk characteristics with non-modified receivables since it appears that the loss rate on modified accounts is over three times higher as compared to the loss rate on non-modified accounts. Additionally, we note your statement in response to comment 12 that you recognize that modified accounts have a higher risk of loss. Please revise your impairment policy to not pool modified with non-modified receivables. Please tell us the impact of this change on your allowance for loan losses at September 30, 2011.

Response:

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Management’s Discussion and Analysis of Financial Condition and Results of Operations – Allowance for Loan Losses, page 20.

6.	We note your response and proposed disclosure to comment 14 in your letter dated November 1, 2011. Your proposed disclosure appears reasonable. However, we could not locate any similar disclosure in your September 30, 2011 Form 10-Q. Please ensure that you include appropriate disclosure related to the impact of considering modified 30+ days past due account as current immediately after modification on your allowance for credit losses in all future filings.

Response:

In future filings, the Company and PFC will disclose the impact on the allowance for credit losses from modified 30+ days past due accounts that are current or indicate that the impact was not material.

September 30, 2011 Form 10-Q

Note B – Finance and Other Receivables

Impaired Loans, page 20

7.	Please revise future filings to disclose the recorded investment in impaired loans for which there is no related allowance for credit losses determined in accordance ASC 310-10-35 or disclose that all impaired loans have a related allowance. Refer to ASC 310-10-50-15(a)(3)(ii)

Response:

In future filings, the Company and PFC will disclose the recorded investment in impaired loans for which there is no allowance for credit losses determined under ASC 310-10-35 or state that all impaired loans have a related allowance.

There were no loans determined to be impaired under ASC 310-10-35 at September 30, 2011 that did not have a related allowance.

Troubled Debt Restructurings, page 10

8.	Please revise future filings to clarify your disclosure that, “For the three and nine months ended September 30, 2011, there was no change in the recorded investment for loans and leases modified as TDRs” considering that you also disclose that the balance of TDRs was $9.9 million at September 30, 2011 and $2.1 million at December 31, 2010.

Response:

In future filings, the Company and PFC will clarify that no individual loan or lease modified as a TDR had a change in its recorded investment due to becoming a TDR (or state the amount of the change). The Company and PFC will continue to disclose the aggregate value of all TDRs at the end of each reporting period. This balance will change from period to period as a result of new TDRs, paydowns, payoffs and chargeoff activity.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert A. Bengston	/s/ Ronald E. Armstrong
Robert A. Bengston	Ronald E. Armstrong
Vice Chairman and Principal Financial Officer	President and Principal Financial Officer
PACCAR Financial Corp.	PACCAR Inc

Attachment 1

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION***

Attachment 2

***CONFIDENTIAL INFORMATION OMITTED AND PROVIDED SEPARATELY TO THE COMMISSION***